Exhibit 99.1

FOR IMMEDIATE RELEASE	January 28, 2021

Celestica Announces 2021 Annual Meeting of Shareholders

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that the Annual Meeting of its Shareholders will be held on Thursday, April 29, 2021 at 9:30 a.m. EDT in a virtual format due to the ongoing public health concerns related to the COVID-19 pandemic.

Celestica also announced that it has set Friday, March 12, 2021 as the record date for determining shareholders of the company who are entitled to receive notice of, and to vote at, the meeting. Shareholders should expect to receive the company's proxy statement and related materials in late March.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For further information on Celestica, visit www.celestica.com.

Company's securities filings can be accessed at www.sedar.com  and  www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com